Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Adds Royalty Partnership in Turkey for the Alankoy Copper-Gold Project

Vancouver, British Columbia, January 7, 2014 (TSX Venture: EMX; NYSE MKT: EMXX) –Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the signing of an Exploration and Option Agreement (the “Agreement”) with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, for the Alankoy copper-gold property in northwestern Turkey. Ferrite has the option to earn a 100% interest in the project through work commitments, payments, and annual advance royalties (“AARs”). EMX will retain an uncapped 3% production royalty that cannot be purchased in advance or otherwise reduced. The Agreement represents the latest addition of a partnership in the growing EMX royalty portfolio. All projects in Turkey are now being advanced by partner companies, with the portfolio consisting of four royalty properties, three properties optioned for a retained royalty interest, and one property in joint venture.

Commercial Terms. Pursuant to the Agreement, Ferrite has the option to acquire EMX subsidiaries that hold the Alankoy project, with EMX retaining a 3% production royalty from the project. To do so, Ferrite is to pay $35,000 upon signing the Agreement and expend at least $200,000 on exploration activities on the project each year for the three years after satisfaction of the condition precedent described below. In addition, Ferrite is required to make annual deliveries of gold bullion to EMX as AARs. These will consist of 75 troy ounces of gold (or cash equivalent thereof) delivered on each of the first three anniversaries of the satisfaction of the condition precedent to the Agreement, and AARs of 100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries until commencement of commercial production. Ferrite is also to pay 500 troy ounces of gold (or the cash equivalent) on completion of a NI 43-101 or JORC compliant feasibility study.

As a condition precedent to the transaction, the General Director of Mining Affairs of the Ministry of Energy and Natural Resources of the Republic of Turkey (“MIGEM”) must approve the pending transfer of the Alankoy project license to the local EMX subsidiary that Ferrite is to acquire. If MIGEM does not approve the transfer by the first anniversary of the Agreement, either EMX or Ferrite may terminate the Agreement.

Project Overview. Alankoy is located in Turkey’s Biga Peninsula, amidst a cluster of recent discoveries and advanced exploration projects, including the nearby Halilaga porphyry copper-gold, TV Tower epithermal gold-silver, and Kirazli epithermal gold-silver deposits. Like other systems in the area, Alankoy is characterized by alunite-rich epithermal alteration and the development of vuggy silica lithocaps.

Historic work by MTA (Turkey's Directorate General of Mineral Research and Exploration) in the late 1980s focused on the near-surface gold mineralization in the lithocap, and included a campaign of twelve core holes, all drilled to a pre-determined depth of 151 meters. Most notable is MTA drill hole MJTC-10, which was drilled toward the center of the system and ended in copper mineralization. Copper and gold grades increased toward the bottom of MJTC-10, with overlapping end-of-hole intercepts of 22 meters (129-151m) averaging 0.25% copper and 55.5 meters (95.5 -151m) averaging 0.14 g/t gold (true widths unknown). No drilling below 151 meters was conducted, and drill hole MJTC-10 was never followed up. From the Company’s independent work, MTA’s historic results are considered to be representative, reliable and relevant.

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Broad zones of hydrothermal alteration are obvious at Alankoy, and EMX has identified multiple exploration targets on the property via geologic mapping, rock and soil sampling, spectral analyses and a ground magnetic survey. This work outlined a six square kilometer area of lithocaps and quartz–alunite and argillic alteration with multiple styles of mineralization. Soil sampling has delineated coincident and zoned gold (> 50 ppb Au), copper (> 50 ppm Cu), and silver (> 0.25 ppm Ag) anomalies, with anomalous molybdenum (> 3-5 ppm Mo) outboard to the gold-copper-silver mineralization. As well, EMX’s ground magnetics data identified what has been interpreted as a buried intrusive beneath the copper-rich intercept in hole MJTC-10, and believes this represents an area of high potential for discovery of porphyry-style copper-gold mineralization.

Comments on Sampling, Assaying, and QA/QC. EMX's geochemical samples were collected in accordance with CIM Best Practice standards and guidelines. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey for sample preparation and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Gold was analyzed by fire assay with an AAS finish, and the multi-element data underwent aqua regia digestion and analysis with MS/AES techniques. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

EMX’s Prospect and Royalty Generation Business Model. EMX’s development of a property portfolio in Turkey resulted from “early-mover” execution of the prospect generation business model starting in 2003. The properties were acquired at minimal cost through the application of in-region geologic knowledge, and value was built over time with partner-funded exploration work. The partnering of all eight projects in Turkey is a milestone for the Company. Importantly, seven of these projects are now in EMX’s organically grown royalty pipeline. The Company looks forward to working with its partners as they continue to advance this diversified portfolio of copper, gold, and base metal projects.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

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Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the nine-month period ended September 30, 2013 (the "MD&A") and most recently filed Annual Information Form for the year ended period ended December 31, 2012 (the "AIF"), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com